UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
AngloGold Ashanti Limited

(Exact name of the registrant as specified in its charter)
Republic of South Africa                001-14846

(State or other jurisdiction of incorporation)	(Commission file number)

112 Oxford Road, Houghton Estate, Johannesburg, 2198 (Private Bag X20, Rosebank, 2196) South Africa
(Address of principle executive offices)                              (Zip code)
Stewart Bailey, Chief Sustainability and Corporate Affairs Officer
E-mail: sbailey@anglogoldashanti.com, Telephone: +27 11 637-6031

(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed:

X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from 1 January to 31 December 2022.

___Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________________.

ITEM 1.01 Conflict Minerals Disclosure
CONFLICT MINERALS DISCLOSURE
This specialised disclosure report on Form SD is filed by AngloGold Ashanti Limited (“AngloGold Ashanti”, “AGA” or the “Company”) pursuant to Rule 13p-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”) and is also available on the AGA website at https://www.anglogoldashanti.com. No material on the AGA website forms any part of, or is incorporated by reference into, this specialised disclosure report on Form SD. References herein to the Company’s website shall not be deemed to cause such incorporation.
Group information

AngloGold Limited was formed in June 1998 with the consolidation of the gold mining interests of Anglo American plc. AngloGold Ashanti Limited, as the Company exists today, was formed on 26 April 2004 following the business combination between AngloGold Limited and Ashanti Goldfields Company Limited.
Current profile
AngloGold Ashanti Limited, a Company incorporated under the laws of the Republic of South Africa, is headquartered in Johannesburg, South Africa. The Company (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and operates under the South African Companies Act, No. 71 of 2008, as amended.

The Company’s legal and commercial name is AngloGold Ashanti Limited. Its registered office is at 112 Oxford Road, Houghton Estate, Johannesburg, 2198, South Africa. The general telephone number is +27 11 637-6000 and the internet address is https://www.anglogoldashanti.com.
While AngloGold Ashanti’s primary listing is on the Johannesburg Stock Exchange (JSE), the Company is also listed on the New York Stock Exchange (NYSE), the Ghana Stock Exchange (GhSE), the Australian Securities Exchange (ASX) and A2X Markets (A2X). Our agent for service of process in the United States is AngloGold Ashanti North America Inc., 4601 DTC Boulevard, Suite 550, Denver, CO 80237.

Business overview
AngloGold Ashanti Limited is an independent, global gold mining company with a diverse portfolio of operations, projects and exploration activities across nine countries on four continents. While gold is our principal product, we also produce silver (Argentina) and sulphuric acid (Brazil) as by-products. We are developing projects in Colombia and are continuing exploration activities in the United States. The Company’s revenue is mainly derived from gold income.

Products
AngloGold Ashanti’s main product is gold. Once mined, the gold ore is processed into doré (unrefined gold bars) on site and then dispatched to precious metals refineries for refining to a purity of at least 99.5%, in accordance with the standards of ‘good delivery’ as determined by the London Bullion Market Association (LBMA). This refined gold is then generally sold to bullion banks.
The Company’s doré is refined at refineries not controlled by AngloGold Ashanti (including Rand Refinery (Pty) Limited in South Africa and The Perth Mint Refinery in Australia), except for its operations in Brazil where AngloGold Ashanti operates the wholly-owned Queiroz plant. The only product manufactured by AngloGold Ashanti which contains a mineral potentially affected by conflict, specifically gold, is refined gold produced by AngloGold Ashanti at its wholly-owned Queiroz plant in Brazil.
The Queiroz plant has been a member of the “London Good Delivery Gold List” since March 1986 and manufactures refined gold from doré mainly supplied by the AngloGold Ashanti operations in Brazil. Processing of gold concentrate at the Queiroz plant, which services the Cuiabá mine complex, is currently suspended until a buttressing programme at the Calcinados tailings storage facility (“TSF”) has been completed.
Operations
We have developed a high-quality, well-diversified asset portfolio, including production from ten operations in seven countries (Argentina, Australia, Brazil, Ghana, Guinea, the Democratic Republic of the Congo (“DRC”) and Tanzania) supported by greenfields projects in the United States and Colombia along with a focused global exploration programme. Our portfolio comprises long-life, operating assets with differing ore body types, located in key gold-producing regions around the world.
Our operations and projects are grouped regionally as follows:
•Africa (DRC, Ghana, Guinea and Tanzania);
•Americas (Argentina and Brazil, and projects in the United States and Colombia ); and
•Australia (Australia).

THE DODD-FRANK ACT AND “CONFLICT MINERALS” DEFINITION

The U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the U.S. Securities and Exchange Commission (the “SEC”) impose certain reporting obligations on public companies that manufacture or contract to manufacture products containing columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (unless the Secretary of State determines that additional derivatives are financing conflict in the DRC or an adjoining country (“Covered Countries”)) or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Covered Countries (“Conflict Minerals”) that may have originated in the Covered Countries. Under the SEC rules, if any Conflict Minerals are necessary to the functionality or production of a product manufactured by us or contracted by us to be manufactured, we must conduct in good faith a reasonable country of origin inquiry regarding those Conflict Minerals that is reasonably designed to determine whether (a) any of the Conflict Minerals originated in the Covered Countries or (b) are from recycled or scrap sources, as defined by paragraph (d)(6) of Item 1.01 of Form SD.
The SEC does not consider an issuer that mines or contracts to mine Conflict Minerals to be manufacturing or contracting to manufacture those minerals, unless the issuer also engages in manufacturing, whether directly or indirectly through contract, in addition to mining. AngloGold Ashanti, as a consequence of its refinery operation at the Queiroz plant in Brazil, engages in manufacturing in addition to mining. However, other than with respect to the Queiroz plant in Brazil, AngloGold Ashanti does not believe any of its other operations constitute manufacturing.
Gold mining can have a beneficial impact on the areas where it is conducted. Mined and traded responsibly, gold can help alleviate poverty of individuals, contribute to the economic and social development of communities and improve the wealth of countries. AngloGold Ashanti recognises, however, that gold may also be mined and traded in a manner which fuels conflict and contributes to human rights violations.
We have put in place practices, procedures and controls with the goal of ensuring that our operations do not contribute to conflict and that we monitor and report on these practices, controls and standards.
Increasingly, customers and consumers want the assurance that the gold they purchase has not contributed to conflict or human rights abuses. This has resulted in a number of measures being introduced by industry-related organisations to prevent gold and other commodities being used to fund conflict and other violations of human rights.
REASONABLE COUNTRY OF ORIGIN INQUIRY AND INTERNATIONAL DUE DILIGENCE STANDARDS
Since 2013, we have taken an active role in developing voluntary standards that enable us to reasonably determine the country of origin for the gold we produce as well as to demonstrate that we operate responsibly in keeping with international standards. The standards we follow are:
•The World Gold Council Conflict-Free Gold Standard (CFGS). This is an industry-led approach to combat the potential misuse of gold to fund illegal armed conflict and associated human rights abuses. The standard is aligned to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-
Affected and High-Risk Areas and the Supplement on Gold.
•The London Bullion Market Association (LBMA) Responsible Gold Guidance. The LBMA represents the interests of the participants in the wholesale gold market and its guidance includes refining standards, good trading practices and standard documentation. AngloGold Ashanti’s Queiroz plant in Brazil was one of the first three refineries in the world to be certified to the new standard in June 2013.

World Gold Council Conflict-Free Gold Standard (CFGS) Framework

AngloGold Ashanti has played a leading role in developing the CFGS and taken a public stand in applying it, not only to demonstrate its commitment to responsible business practices and to making positive contributions to the societies in which it operates, but also to ensure that the gold in its supply chain does not fuel conflict, contribute to human rights abuses or breach international humanitarian law.

The CFGS comprises five parts (Parts A through E) as further described below. A toolkit was developed to assist companies in achieving compliance. This includes background information, checklists and advice on compiling evidence packs. A guidance document for external assurers was also prepared. Part A of the CFGS requires companies to assess whether they are adhering to international sanctions and to undertake a risk assessment based upon the recognition of conflict. Applying the CFGS’ criteria, operations that are in an area ranked as 5 (“war”) or 4 (“limited war”) in the Heidelberg Institute’s Conflict Barometer are classified as ‘conflict-affected or high-risk’. Such operations must complete all remaining assessments in Parts B through E of the CFGS. For operations not considered to be in a ‘conflict-affected or high-risk’ area, and where the company does not transport gold while in its custody, the remaining assessments required are Parts D and E of the CFGS.
Part A (Conflict Assessment) of the CFGS was assessed for all of AngloGold Ashanti’s operations by an AngloGold Ashanti internal review team. Part A involves a conflict and sanctions assessment of all of AngloGold Ashanti’s mine locations and uses official sources on international sanctions and conflict recognition. These include the European Union, United Nations Security Council and UK government sanction and embargo lists. As specified in the CFGS, external sources were also used to evaluate the presence of conflict or high risk in the countries where AngloGold Ashanti operates or transports its product. The 2022 Heidelberg Institute’s Conflict Barometer was used to assess the location and intensity of conflicts. This data also informed which countries would be reported on.
Part B (Company Assessment) of the CFGS involves an assessment examining evidence in five areas to determine the Company’s conformance to the CFGS:
•Commitment to human rights - whether there is a human rights policy in place;
•Corporate activities - found or not found culpable of abuses, using influence to prevent abuse by others;
•Security - due diligence on security providers;
•Payments and benefits-in-kind - disclosure of payments to governments, whether funding has been provided to private groups accused of human rights abuses; and
•Engagement, complaints and grievances - vulnerable groups, systems for dealing with grievances.

Part C (Commodity Assessment) of the CFGS involves an assessment relating to the handling of gold and gold-bearing material on site, and once it leaves the mine. It focuses on the nature of production, control of gold at the operation and transportation between mine and refinery. AngloGold Ashanti used a risk-based approach to implement this part of the standard. This includes mapping the mine-site supply chain from shaft or pit, to the point of dispatch and handover to a security company for transport to a refinery, determining risk points for potential gold loss, and finding inefficiencies in the supply chain. Other common risk points include the loading of trucks and movement of gold-bearing material to the plant, the handling of the material in the various circuits within the plant and the smelt house, and the dispatch of gold from that point.

Part D (Externally Sourced Gold Assessment) of the CFGS involves an assessment relating to external suppliers of gold or gold-bearing material. It requires scrutiny of suppliers from whom gold or gold-bearing material was sourced to prevent unlawful conflict, human rights abuses, and international humanitarian law violations. AngloGold Ashanti has undertaken the required due diligence ensuring that the gold or gold-bearing material that was toll treated from external sources did not contribute to unlawful armed conflict.

Part E (Management Statement of Conformance) of the CFGS requires implementing companies to provide a statement expressing management’s view that the company has the appropriate systems and processes in place to ensure that all gold and gold-bearing material leaving the mine’s area of control is produced in conformance with the CFGS. AngloGold Ashanti has the necessary systems and protocols in place to express management’s view on the integrity of all gold and gold-bearing material leaving its operational areas.

The AngloGold Ashanti corporate team carried out the above assessments. Group Internal Audit also conducted a desktop review in respect of the Parts A and D assessments to determine compliance with the CFGS. Focus areas included:

•Reviewing and determining the appropriateness of external sources used for the conflict assessment;
•Assessing the correctness of the outcomes reached by the corporate-led annual formal conflict assessment;
•Reviewing externally sourced gold disclosures against feedback from operations. Disclosed volumes were not recalculated; and
•Reviewing responsible gold certification for the Queiroz plant (Brazil), Rand Refinery (Pty) Limited (South Africa) and The Perth Mint Refinery (Australia).
We believe that compliance with voluntary responsible gold standards enables us to determine with reasonable confidence that the country of origin for the refined gold we produce at our Queiroz plant is Brazil and that our country of origin inquiry is in keeping with the SEC’s requirements. We also believe that our compliance allows to demonstrate that we operate responsibly and create rigorous mechanisms for self-governance and transparency, in keeping with the well-recognised international standards discussed above.
AngloGold Ashanti’s evaluation
As a general matter, AngloGold Ashanti has conducted extensive work to assess its conformance to the CFGS, including in respect of operations not identified as ‘conflict-affected or high-risk’ in the Part A (Conflict Assessment) assessment. Initial due diligence was undertaken by the Company and it reasonably determined that there were no links between the gold and gold-bearing material used by AngloGold Ashanti and areas assessed to be ‘conflict-affected or high-risk’.

The Part A (Conflict Assessment) assessment indicated that AngloGold Ashanti is not operating in any countries that are subject to international sanctions or embargoes relating to export and trade in gold and the Company did not breach any international sanctions. None of the Company’s mines or transport routes are located in ‘conflict-affected or high-risk’ areas. While parts of the DRC are ranked as 5 (escalated to a full-scale “war”) in the 2022 Heidelberg Institute’s Conflict Barometer, the Kibali mine operations (which are managed by AngloGold Ashanti’s joint venture partner Barrick Gold Corporation) are not located in such areas ranked as 5. Furthermore, the 2022 Heidelberg Institute’s Conflict Barometer has de-escalated Brazil from “limited war” (ranked as 4) to “violent crisis” (ranked as 3) as a result of the ongoing drug trafficking conflict which is prevalent in the country. This conflict has not directly impacted our operations as the risk is mainly centered around drug trafficking in the country and concentrated around major cities. No deviations from conformance with this part of the CFGS arose during the reporting period.

The Part B (Company Assessment) assessment is not applicable because the Part A conflict assessment found that AngloGold Ashanti is not extracting gold or gold-bearing material in ‘conflict-affected or high-risk’ areas.

The Part C (Commodity Assessment) assessment is not applicable because the Part A conflict assessment found that AngloGold Ashanti is not extracting gold or gold-bearing material in ‘conflict-affected or high-risk’ areas.

For purposes of the Part D (Externally Sourced Gold Assessment) assessment, during the reporting period, AngloGold Ashanti accepted externally sourced gold-bearing material from Vale S.A. and Mineração Tabiporã LTDA for toll treatment at the Queiroz plant which is part of the AGA Mineração operations in Brazil. Our assessment indicated we also complied with Part D in respect of the toll treatment of such gold-bearing material in Brazil. In particular, the Queiroz plant toll treated gold-bearing material extracted from waste from (i) Vale S.A. under the licence nº 851.355/1991 and (ii) Mineração Tabiporã LTDA under the licence nº 79.066.841/0001-51. No deviations from conformance with this part of the CFGS arose during the reporting period.

As required by Part E (Management Statement of Conformance), appropriate management statement of conformance processes are in place, as evidenced by the LBMA certifications provided to the refineries we interact with. No deviations from conformance with this part of the CFGS arose during the reporting period.

In conclusion, AngloGold Ashanti was in conformance with the criteria set out in the CFGS for the reporting year ended 31 December 2022. The requirement for independent external assurance to confirm whether AngloGold Ashanti’s 2022 Conflict-Free Gold Report is prepared in accordance with the CFGS was conducted in accordance with recognised assurance standards. IBIS Consulting issued the independent external assurance report covering the twelve-month period ended 31 December 2022 regarding AngloGold Ashanti’s conformance with the CFGS. This external assurance from an independent assurance provider forms part of our public commitment to fully comply with the Responsible Gold Mining Principles, which compliance is mandatory for all World Gold Council member companies.

CONCLUSION
Pursuant to Rule 13p-1 under the Securities Exchange Act, AngloGold Ashanti conducted a reasonable country-of-origin determination as set out above and concluded in good faith that no gold or gold-bearing material used in the manufacturing process at the Queiroz plant in Brazil was sourced from the DRC or its adjoining countries during the reporting period.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Date: 31 May 2023
AngloGold Ashanti Limited
By: /s/ Stewart Bailey

Name: Stewart Bailey
Title: Chief Sustainability and Corporate Affairs Officer